Mail Stop 4561

September 16, 2008

Hassan M. Ahmed
President, CEO & Chairman of the Board
Sonus Networks, Inc.
7 Technology Park Drive
Westfield, MA 01886

   Re: Sonus Networks, Inc.
     Form 10-K for the Year Ended December 31, 2007
     Filed on March 6, 2008
     Definitive Proxy Statement Filed on April 29, 2008
     File No. 000-30229

Dear Mr. Ahmed:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

             Sincerely,

             Kathleen Collins
             Accounting Branch Chief